Exhibit 99.1

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2024 and June 30, 2024	F-2

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended December 31, 2024 and 2023	F-3

F-1

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	December 31, 2024	June 30, 2024
Assets:
Current assets
Cash and cash equivalents	$543,542	$221,047
Accounts and other receivable, net	6,032,679	1,141,669
Total current assets	6,576,221	1,362,716

Property and equipment, net	90,237	73,641
Right-of-use assets, net	56,848	113,697
Deferred offering cost	—	728,725
Total non-current assets	147,085	916,063

Total assets	$6,723,306	$2,278,779

Liabilities and Shareholders’ Equity:
Liabilities:
Current liabilities
Accounts payable	$738,305	$111,778
Accrued expenses and other current liabilities	182,159	75,897
Advance from customers	50,000	—
Short-term bank loans	397,436	448,718
Short-term lease liabilities	58,001	114,842
Income tax payable	34,374	144,983
Total current liabilities	1,460,275	896,218

Total liabilities	1,460,275	896,2178

Commitment and contingencies	—	—

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 14,900,000 shares and 13,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	1,490	1,350
Additional paid-in capital	4,306,670	897,405
Accumulated other comprehensive income	3,714	613
Retained earnings	951,157	483,193

Total shareholders’ equity	5,263,031	1,382,561

Total liabilities and shareholders’ equity	$6,723,306	$2,278,779

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Expressed in U.S. dollars)

	Six Months Ended December 31,
	2024	2023
Revenue	$4,811,957	$2,869,082
Cost of revenue	3,878,349	1,943,596
Gross profit	933,608	925,486

Operating expenses:
General and administrative	488,398	418,897
Selling and marketing	21,139	9,474
Total operating expenses	509,537	428,371

Income from operations	424,071	497,115

Other (expense) income:
Government subsidies	—	10,132
Interest income	1,526	255
Interest expense	(11,643)	(11,992)
Other miscellaneous income	128,651	—
Total other (expense), net	118,534	(1,605)

Income before provision for income taxes	542,605	495,510
Income tax expense	(74,641)	(78,737)
Net income	467,964	416,773

Other comprehensive income
Foreign currency translation adjustment	3,101	996
Total comprehensive income	$471,065	$417,769

Basic and diluted earnings per ordinary share*	$0.03	$0.03

Weighted average number of ordinary shares outstanding – basic and diluted*	14,139,130	13,100,000

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3